EXHIBIT 77D

For RiverSource Retirement Plus 2010 Fund
For RiverSource Retirement Plus 2015 Fund
For RiverSource Retirement Plus 2020 Fund
For RiverSource Retirement Plus 2025 Fund
For RiverSource Retirement Plus 2030 Fund
For RiverSource Retirement Plus 2035 Fund
For RiverSource Retirement Plus 2040 Fund
For RiverSource Retirement Plus 2045 Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; investing in a company to control or manage it; and investing while borrowing. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.